EXHIBIT 21

                AMBANC CORP. LIST OF SUBSIDIARIES


1. AmBank Indiana, N.A., Vincennes, Indiana, is a wholly owned subsidiary of AMBANC Corp. and is a national banking association.

2. AmBank Illinois, N.A., Robinson, Illinois, is a wholly owned subsidiary of AMBANC Corp. and is a national banking association.

3. American National Realty Corp. is a wholly owned subsidiary of AMBANC Corp. and is incorporated under the laws of the State of Indiana.